Exhibit 99.2

 Form 51-102F3
Material Change Report

1. Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2. Date of Material Change

August 19, 2013

3. News Release

August 26, 2013 via Marketwire.

4. Summary of Material Change

Titan Trading Analytics Inc. announces Cessation of Business Operations

5. Full Description of Material Change

Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announces that due to financial difficulties, the company has ceased business operations and will not be able to fulfill its financial obligations.    All of the directors have resigned from their positions, including all Board committees.  In addition, all officers and employees have resigned or have been dismissed.

6. Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

N/A

9. Date of Report

August 26, 2013